                               GUARANTY AGREEMENT

          This GUARANTY AGREEMENT is made and entered into as of the 10th day of March, 1999 (this "Agreement") between Triarc Companies, Inc. ("Triarc") and Frederick W. McCarthy (the "Director").

          WHEREAS, NPC and the Director have entered into an Indemnification Agreement effective September 25, 1996 (the "Indemnification Agreement") which provides for indemnification of the Director and Triarc wishes to guarantee the obligations of National Propane Corporation ("NPC"), a subsidiary of Triarc, to the Director under the Indemnification Agreement;

          NOW, THEREFORE, in consideration of the foregoing, the parties hereto do hereby agree as follows:

          1. Guaranty. Triarc hereby irrevocably and unconditionally guarantees to the Director timely and complete performance by NPC of all of NPC's undertakings, covenants, obligations and indemnities (collectively "Obligations") provided for in the Indemnification Agreement. This guaranty is a guaranty of payment and of performance.

          2. Subrogation. Upon making any payment hereunder, Triarc shall be subrogated to the rights of the Director against NPC with respect to any such payment, provided that Triarc shall not enforce a right or receive any payment by way of subrogation until all of NPC's Obligations shall have been paid in full and the Director agrees to take at Triarc's expense such steps as Triarc may reasonably request to implement such subrogation.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                   TRIARC COMPANIES, INC.



                                   By:  /s/ Brian L. Schorr
                                        Name: Brian L. Schorr
                                        Title: Executive Vice President
                                               and General Counsel

/s/ Frederick W. McCarthy
Frederick W. McCarthy